

June 8, 2015

Via E-mail
Kieran Caterina
Chief Financial Officer
Gabelli Securities Group, Inc.
One Corporate Center
Rye, New York 10580

> **Re: Gabelli Securities Group, Inc.**
> **Form 10-12B**
> **Filed May 12, 2015**
> **File No. 1-37387**

Dear Mr. Caterina:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

Exhibit Index

1. Please revise your exhibit index to include the registration rights agreement and the demand loan documentation to which you refer on page 87 of your information statement.

Exhibit 99.1

General

2. On page 27 of the information statement, in the sentence stating "If we were deemed an investment company under the Adviser Act . . . effect on our business" and the immediately succeeding paragraph, please change the term "Advisers Act" each time it

appears to the "Investment Company Act of 1940". Moreover, in the first and second sentences of the paragraph under "If we were deemed an investment company under the Advisers Act . . . effect on our business," you state that "[w]e do not believe that we are an 'investment company' under the Advisers Act [sic] because the nature of our assets and the sources of our income exclude us from the definition of an investment company pursuant to Rule 3a-1 under the Advisers Act [sic]. In addition, we believe we are not an investment company under Section 3(b)(1) of the Advisers Act [sic] because we are primarily engaged in a non-investment company business." We note that a very significant portion of GSG's assets consists of securities and a significant portion of GSG's income will be or may be derived from investments. See, for example, the Information Statement at pages 43, 56, and F-6. Please provide us with a more fulsome analysis under Rule 3a-1 and Section 3(b)(1) of the Investment Company Act of 1940, with the appropriate numbers to support your conclusion that GSG is not an investment company under the 1940 Act. Please also include a discussion of why GSG is not an investment company under Section 3(a)(1)(A) of the 1940 Act. Finally, in light of the significant investment in and income derived from (or that may be derived from) securities and the analysis you provide, consider whether it is necessary to include additional disclosure concerning the risk that GSG may be found to be an investment company under the 1940 Act.

3.   Please update your financial statements and related disclosures in your filing as required by Rule 3-12 of Regulation S-X.

Risk Factors, page 16

Control by Mario J. Gabelli of a majority of the combined voting power…, page 20

4.   Please disclose that your certificate of incorporation will include provisions that could have the effect of curtailing certain types of shareholder lawsuits, as described on pages 75-76.

Our business and financial condition may be materially adversely impacted…, page 21

5.   We note your disclosure that a substantial portion of your products' assets under management have "high-water marks." Refer to the following statement on page 22: "Investors in our products for the year ended December 31, 2014 generally experienced gains, resulting in no high-water marks for such investors." If there were any periods in which a high-water mark became applicable and your subsequent investment performance failed to surpass it, please expand your disclosure to clarify that there were periods in which you did not earn incentive allocation income and quantify the lost income attributable to the high-water mark's application.

Risks Related to GSG Common Stock, page 27

6.   Please add risk-factor disclosure concerning the litigation cost-shifting provision and the forum selection clause to be included in your bylaws, as disclosed on page 86. We may have further comments once you file your bylaws.

The Spin-Off, page 31

Reasons for the Spin-Off, page 31

7.   Refer to the following statement, appearing on pages 3 and 31: "After the spin-off, we and GAMCO will have increased flexibility to tailor our respective capital structures to our individual needs, and, as separate companies, each may be able to attain more favorable financing terms and lower blended costs of capital." Please revise to explain how you and GAMCO might be able to obtain more favorable financing terms and lower blended costs of capital, as compared to your current circumstances as a combined company. In particular, please tell us, with a view towards revised disclosure, about any particular credit characteristics of either GAMCO or Gabelli Securities that might cause the other entity to have a lower cost of capital as a separate entity.

Business, page 41

Alternative Investment Management, page 41

8.   Please revise this section to clarify the key aspects that differentiate the Event Merger Arbitrage from Event-Driven Value investing strategies. Discuss the key factors that impact the success or failure of investments in either strategy.

Institutional Research Services, page 42

9.   We note that G.research has historically earned a substantial portion of the commission revenue from transactions executed on funds advised by GAMCO. We also note on page 3 that one of the reasons for the spin-off is so that both you and GAMCO can use competitors instead of just relying on each other for services. In this regard, we note on page 43 that you disclose there are no such assurances that the underwriting business relationship with GAMCO will continue. In light of your expansion of G.research, please clarify the extent to which you expect the revenues generated by the GAMCO funds to continue at current levels. Also, make appropriate revisions to your risk-factor disclosure based on your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

10.   Please disclose in greater detail what caused the net gains in investments in 2013. Refer to the following sentence on page 56: "In 2013, we realized gains in our trading portfolios of $11.3 million and gains from AFS securities of $16.4 million." Discuss the underlying reasons.

Assets under Management Highlights, page 54

11.   We note that the majority of your revenues are primarily earned as fees based on assets under management (AUM), which are impacted by market movements, net asset flows, asset allocation and product mix. In an effort to provide more transparent disclosures regarding trends in your revenues by product line (i.e., event merger arbitrage, event-driven value, and other), revise your discussions by product line on page 54 to address the following:
    - Quantify and discuss the range of fees and the average effective fee by each product line during each period presented, including the reasons for changes in these amounts.
    - Expand your tabular presentation of the net cash inflows or outflows by product line to disclose the gross cash inflows and gross cash outflows.

12.   As a supplement to your breakdown of AUM by product line, please consider a separate rollforward of your AUM disaggregated by investment type (i.e. Equity, Fixed income, Money market, Alternative, Hybrid, etc.). Provide separate details of the gross cash inflows and outflows, market appreciation and depreciation as well as average fee rate by investment type.

Contractual Obligations, page 60

13.   Please tell us why you have not included in the table the demand loans to which you refer on page 87.

Critical Accounting Policies, page 62

Revenue Recognition, page 62

14.   We note that you receive incentive fees from separate accounts which are based upon meeting or exceeding specific benchmark index or indices. Please provide a discussion about the recognition of your incentive fees to address the following:
    - The types of situations which require repayment of amounts received;
    - The amount of performance fees recognized, but still subject to clawback;
    - The amount of performance fees recognized, but still subject to clawback, that have been distributed;

- The amount of performance fees reversed each period presented on a consolidated basis;
- Quantify the existence of any material "high water marks" whereby you will not earn incentive fees even if the fund has positive returns until it surpasses the previous high water mark; and
- If any individual fund had a material impact on incentive or advisory fees for any period presented, or if any individual investment fund makes up a material amount of AUM for any period presented, the above information should also be provided for that individual fund.

Transactions with Related Persons, page 75

15.   Please revise the last full paragraph of this section to clarify whether a transaction that is approved under the guidelines will be deemed to be entirely fair to GAMCO and its shareholders, as currently indicated in your disclosure, or to Gabelli Securities and its shareholders.

Description of Capital Stock, page 84

Litigation Cost-Shifting Provisions, page 86

16.   As the provisions of your new bylaws are adopted, please revise this section to clarify the application of the cost-shifting provisions. For instance, what types of actions will be subject to the provisions, and is there a specific level of recovery that the plaintiff must reach in order to avoid falling under the cost-shifting provisions? Finally, please clarify which plaintiffs might be subject to having the defendants' costs shifted and who could recover under the provisions. Make similar changes to the risk factors section.

Notes to Combined Consolidated Financial Statements, page F-11

B. Significant Accounting Policies, page F-12

Allocated Expenses, page F-18

17.   We note that your financial statements include an allocation of expenses from GAMCO for certain functions. Please include an explanation of the allocation method used in the notes to the financial statements along with management's assertion that the method used is reasonable. Include in your MD&A the reasons for the changes in the allocated amounts in your discussion for the results of operations. Further, when you finalize your separation agreement, if there are differences in the calculation of the allocations, please include a discussion that will allow investors to understand those differences.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Yolanda R. Trotter, Staff Accountant, at (202) 551-3472, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel